EXHIBIT 4.1

Description of Capital Stock

The following is a brief description of the common stock, par value $1.00 per share (“common stock”), of Avnet, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended. This description is not complete, and is qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation (“Certificate of Incorporation”) and Bylaws, as amended through May 9, 2014 (“Bylaws”).

General

The Company’s Certificate of Incorporation provides that the Company is authorized to issue up to 300,000,000 shares of common stock, par value $1.00 per share. As of June 29, 2019, 104,037,769 shares of common stock were issued and outstanding. All outstanding shares of common stock are fully paid. The common stock is listed on the Nasdaq Global Select Market under the symbol “AVT”.

          The Certificate of Incorporation further provides that the Company is authorized to issue up to 3,000,000 shares of preferred stock, to be issued in series. For each series of preferred stock, the Board of Directors may fix the relative rights, preferences and limitations as between the shares of such series, the shares of other series of preferred stock, and the shares of common stock. As of June 29, 2019, no shares of preferred stock were outstanding.

Non-Assessable

The holders of common stock are not subject to further calls or assessments.

Voting Rights

The holders of common stock are entitled to one vote for each share at all meetings of shareholders. There are no cumulative voting rights.

Dividend Rights

The holders of common stock have equal rights to dividends from funds legally available for the payment of dividends when, as and if declared by the Board of Directors.

Liquidation Rights

The holders of common stock are entitled, upon liquidation, to share ratably in any distribution in which holders of common stock participate.

No Redemptive, Conversion or Preemptive Rights

The common stock is not redeemable or convertible. The holders of common stock do not have any preemptive rights to subscribe for, purchase or receive any shares of the Company’s stock.

Approval of Certain Business Combinations and Reorganizations

          Any plan of merger or consolidation, any sale, lease, exchange or other disposition of all or substantially all of the Company’s assets not made in the usual or regular course of the Company’s business, or any plan for a binding share exchange requires approval by the Company’s shareholders holding a majority of the outstanding shares entitled to vote.